Filed by: Peoples Bancorp Inc.
               Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: Peoples Bancorp Inc.
                         (Commission File No 0-16772)



                                  NEWS RELEASE


FOR IMMEDIATE RELEASE          Contact:  Robert E. Evans
---------------------                    President and Chief Executive Officer
October 2, 2000                          (740) 373-3155


              PEOPLES BANCORP INC. AND LOWER SALEM COMMERCIAL BANK
                        NEGOTIATE ACQUISITION AND MERGER
          ------------------------------------------------------------

         Marietta, Ohio - Peoples Bancorp Inc. (Nasdaq: PEBO) and Lower Salem Commercial Bank, Lower Salem, Ohio, today announced the unanimous agreement of the Board of Directors of Lower Salem to merge with Peoples Bank, National Association, a wholly-owned national banking subsidiary of Peoples Bancorp. The Definitive Agreement, to include a Plan of Merger, is scheduled to be signed in October 2000. After the merger, Lower Salem will operate as a full-service banking office of Peoples Bank.
         Peoples Bancorp proposes to use a combination of cash and Peoples Bancorp common shares as consideration for all of the issued and outstanding shares of Lower Salem common stock, with the expected aggregate value of the transaction approximated between $2.3 and $2.4 million. In exchange for the Lower Salem shares, the Definitive Agreement is expected to provide Lower Salem shareholders with an option to receive cash, Peoples Bancorp common stock, or a combination of both, subject to certain terms dependent upon overall election results.
         The acquisition is also contingent upon regulatory approval, as well as approval of the shareholders of Lower Salem. Target date for completion of the transaction is projected to be during the first quarter of 2001.
         Robert E. Evans, President and Chief Executive Officer of Peoples, said, "This community has been served since 1911 by the Lower Salem Bank. Peoples is pleased to be presented with the opportunity of more convenience for its customers in Washington County and neighboring markets, and we look forward to offering new financial services in the Lower Salem community."
         Kenneth N. Koher, President and CEO of Lower Salem, said of the transaction, "Lower Salem is excited to consider becoming a part of a financial institution of such high quality with diverse financial product offerings as Peoples." At June 30, 2000, Lower Salem had total assets of $26.2 million and total loans of $18.9 million.
         Peoples Bancorp Inc. is a diversified financial services company with $1.1 billion in assets. The Company's lead subsidiary is Peoples Bank, which offers complete banking products and services through 38 financial service locations and 25 ATM's in the states of Ohio, West Virginia, and Kentucky. Peoples Bank also makes available other financial services via Peoples Investments, which provides client-tailored solutions for fiduciary needs, investment alternatives, and other asset management needs (securities are offered exclusively through Raymond James Financial Services, member NASD/SIPC, an independent broker/dealer located at Peoples Bank). Peoples Insurance Agency provides a full set of life, property and casualty insurance products and services. Peoples Bancorp's common stock is traded through the Nasdaq National Market System under the symbol PEBO. Learn more about Peoples Bancorp or enroll in Peoples OnLine Connection internet banking service at www.peoplesbancorp.com.

                                 END OF RELEASE